Exhibit 18

March 25, 2008

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, IL 60179

Dear Sirs/Madams:

We have audited the consolidated financial statements of Sears Holdings Corporation (the “Company”) as of February 2, 2008 and February 3, 2007, and for each of the three fiscal years in the period ended February 2, 2008, included in the Company’s Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 25, 2008, which expresses an unqualified opinion and includes an explanatory paragraph with respect to a change in accounting principle in 2007 resulting from the change in the fiscal year end of its subsidiary, Sears Canada Inc. Note 3 to such consolidated financial statements contains a description of this accounting change. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
March 25, 2008